UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	000-26001

HUDSON CITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

c/o M&T Bank Corporation One M&T Plaza Buffalo, New York, USA 14203 Tel: +1-716-842-5138

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, Wilmington Trust Corporation, as successor by merger to Hudson City Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 9, 2015	WILMINGTON TRUST CORPORATION

		By:	/s/ Brian R. Yoshida
			Name:	Brian R. Yoshida
			Title:	Group Vice President and Deputy General Counsel

* Effective as of November 1, 2015, pursuant to an Agreement and Plan of Merger dated as of August 27, 2012 and amended on April 13, 2013, December 16, 2013, December 8, 2014 and April 16, 2015 by and among M&T Bank Corporation (“M&T”), Hudson City Bancorp, Inc. (“Hudson City”) and Wilmington Trust Corporation (“WTC”), Hudson City merged with and into WTC, with WTC surviving the merger as a wholly owned subsidiary of M&T.